

Mail Stop 7010

February 4, 2009

Via U.S. mail and facsimile

Mr. Joseph Hines
President and Chief Executive Officer
Spheric Technologies, Inc.
4708 East Van Buren Street
Phoenix, AZ 85008

> **Re:    Spheric Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 16, 2009**
> **File No. 333-154274**

Dear Mr. Hines:

We have reviewed your amended filing and your response and have the following comments.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    Please provide the information required by paragraph 23 of Schedule A to the Securities Act.

Cover Page of Prospectus

2.    We note your response to comment 3 from our letter dated November 13, 2008. It appears the cover page continues to be more than one page.  In this regard, we note the footnotes to the proceeds table and the disclosure following the footnotes. Please revise accordingly.

Available Information, page i

3.    We note the statement in the last sentence of the first paragraph that certain statements in the prospectus are qualified by reference to exhibits to the registration statement or other documents filed with the SEC.  You may not qualify information in your prospectus in this manner unless incorporation by

reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C under the Securities Act. Please revise accordingly. Please also comply with this comment in the introductory paragraph under "Prospectus Summary" on page 1.

Dilution, page 20

4.    We note the disclosure in the fourth paragraph. Please be advised that the disclosure in this section, including the comparative table, should include shares subject to outstanding convertible securities, such as options and warrants, held by the officers, directors, and affiliated persons, as it should include shares these persons have the right to acquire. See Item 506 of Regulation S-K. Please revise accordingly.

Application of Microwave Processing to Wastewater and Mining, page 24

5.    We note the sources listed in the first and second paragraphs. Please be advised that you are not permitted to incorporate by reference. Please revise to remove these sources from your prospectus and disclose the information in your prospectus.

Director Compensation, page 48

6.    Please provide the tabular disclosure required by Item 402(r) of Regulation S-K.

Interest of Named Experts and Counsel, page 58

7.    We have read your response to comment 23 from our letter dated November 13, 2008. As required by AU Section 711.09, please revise your disclosures to clarify that this review report is not a "report" or "part" of the registration statement within the meaning of sections 7 and 11 of the Securities Act of 1933. Your current disclosure indicates that it is a "report" or "part" of the registration statement. Please revise accordingly.

Financial Statements

General

8.    Please note the updating requirements of Rule 8-08 of Regulation S-X.

Statement of Stockholders' Equity, page F-5

9.    We have read your response to comment 26 from our letter dated November 13, 2008. Please tell us why you have not reflected the 2007 conversion of preferred

stock into common stock as a supplemental noncash disclosure in your statement of cash flows or revise your disclosures accordingly.

Statement of Cash Flows, page F-6

10. We have read your response to comment 27 from our letter dated November 13, 2008. You indicated in your response that in subsequent periods when the long-term payable was reduced with cash payments, the change was also reflected as a financing activity. However, it appears that you have revised your statements of cash flows to reflect your payment of the long-term payable related to your licensing fee as an operating activity. Please advise or revise accordingly.

Note 1. Nature of Operations, page F-7

Organization, page F-7

11. We have read your response to comment 28 from our letter dated November 13, 2008. It still remains unclear how you determined that you are not a developmental stage company pursuant to paragraphs 8 and 9 of SFAS 7. Notwithstanding the fact that you have sold one furnace during fiscal year 2007, you did not generated revenues during the nine months ended September 30, 2008 and continued to raise capital during that time. With specific reference to paragraphs 8 and 9 of SFAS 7, provide us a more comprehensive analysis to support your belief that you were not a developmental stage enterprise as of December 31, 2007. Please address the need to revise your financial statements to provide all the disclosures of a development stage enterprise.

Note 3. Summary of Significant Accounting Policies, page F-7

Stock-Based Compensation, page F-8

12. We have read your response to comment 30 from our letter dated November 13, 2008. With regards to the 51,500 options granted during fiscal 2008, please tell us and disclose how you determined the fair value of your common stock on the grant date. Please also reconcile the fair value you determined for your common stock to contemporaneous equity transactions and the anticipated IPO price of $6.00.

Notes to the Financial Statements – December 31, 2007

Revenue Recognition, page F-15

13.   We have read your response to comment 35 from our letter dated November 13, 2008.  Please expand your revenue recognition policy to also address how you recognize installation revenue in accordance with SAB 104 and EITF 00-21.

Loss per Share, page F-16

14.   On page F-4, you show net loss less preferred dividends of $221,143 and $137,943 for the nine months ended September 30, 2007 and the year ended December 31, 2006.  Please help us understand how you arrived at each of these amounts.  In addition to preferred stock dividends related to the current period, it appears that you may have included preferred stock dividends related to prior periods in these amounts.  Please advise how your determination of these amounts complies with paragraph 9 of SFAS 128 or revise your loss per share accounting policy and your statements of operations accordingly.

15.   We have read your response to comment 36 from our letter dated November 13, 2008.  It appears that you have restated your statements of operations for the nine months ended September 30, 2007 and the year ended December 31, 2006 to present net loss available to common shareholders and to revise your loss per share.  Please revise your document to appropriately address the following:

- Provide an explanatory paragraph in the reissued audit opinion for the year ended December 31, 2006 that references the restatement note;

- Provide an explanatory note that discusses the facts and circumstances surrounding the restatement for the applicable periods; and

- Ensure full compliance with FAS 154, paragraphs 25 and 26, including but not limited to labeling the appropriate financial statements as "Restated" and providing a restatement footnote that shows the impact on the financials statements as reported and as restated, as applicable.

Recent Sales of Registered Securities, page II-2

16.   On page II-3, you indicate that a principal stockholder made two loans to you for $150,000 each. You also issued 150,000 warrants with each note.  Please tell us how you accounted for the issuance of the notes with warrants. Please cite the accounting literature used to support your conclusions.

Exhibit 5.1

17. We note that the date of the legal opinion is January 16, 2009. We also note that the legal opinion is qualified as of the date of the opinion. In this regard, we note the statement in the fourth paragraph that counsel "undertake no, and hereby disclaim any, obligation to make any inquiry after the date hereof or to advise you of any changes in any matter set forth herein…" Please clarify that the opinion speaks through the date of effectiveness of your registration statement. Counsel can do this by either revising its opinion or by filing another opinion dated the date of effectiveness.

18. We note that the opinion in the fifth paragraph refers to registered shares that are issued and outstanding. However, it does not appear that any of the registered shares have been issued or will be issued before the effectiveness of your registration statement. Counsel must opine as to all of the registered shares, regardless of whether those shares have been issued before the effectiveness of your registration statement. Please have counsel revise its opinion accordingly.

\* \* \* \*

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc:     Mr. Christian J. Hoffmann, III, Esq.
        Quarles & Brady LLP
        One Renaissance Square
        Two North Central Avenue
        Phoenix, AZ 85004

        Mr. Hank Gracin, Esq.
        Lehman & Eilen, LLP
        Mission Bay Office Plaza
        20283 State Route 7, Suite 300
        Boca Raton, FL 33498